SECURI' 14045233 ON

SEC Mail Processing Section

MAY 14 2014

Washington DC 124

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| SEC FILE NUMBER |
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| 8- 17615 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2013 (MM/DD/YY) AND ENDING March 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansom[illegible]

(No. and Street)

San Francisco | California | 94104

(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ruby 415.421.4171

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JosephRuby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pflueger &Baerwald, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 1 day of May, 2014 by Joe Ruby proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Amy Hagiu
Notary Public

Signature

Sr. VP
Title

AMY L. HAGIU
Commission # 2028486
Notary Public - California
Los Angeles County
My Comm. Expires Jun 11, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Independent Auditor's Report

Board of Directors
Pflueger & Baerwald Inc.:

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of Pflueger & Baerwald Inc., (the Company) as of March 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 12, 2014

## Pflueger & Baerwald Inc.
## Statement of Financial Condition
## March 31, 2014

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,173 |
| Receivable from clearing organization | | 426,388 |
| Deposit with clearing organization | | 100,000 |
| Investments, at market value | | 507,155 |
| Prepaid expense | | 46,275 |
| **Total assets** | $ | 1,086,991 |

### Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 97,203 |
| Payable to clearing organization | | 1,724 |
| Error account | | 33,431 |
| **Total liabilities** | | 132,358 |
| Commitments and contingencies | | |
| **Stockholders' equity** | | |
| Common stock, $1 par value, 75,000 shares authorized, 10,666 shares issued and outstanding | | 10,666 |
| Additional paid-in capital | | 250,593 |
| Retained earnings | | 693,374 |
| **Total stockholders' equity** | | 954,633 |
| **Total liabilities and stockholders' equity** | $ | 1,086,991 |

*The accompanying notes are an integral part of these financial statements.*

**Pflueger & Baerwald Inc.**
**Statement of Income**
**For the Year Ended March 31, 2014**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 1,083,264 |
| Interest income | 28,705 |
| Net investment gains (losses) | 245,747 |
| Other income | 78,611 |
| **Total revenues** | 1,436,327 |
| **Expenses** | |
| Employee compensation and benefits | 1,070,760 |
| Clearing charges | 72,925 |
| Occupancy and equipment rental | 68,444 |
| Professional fees | 12,562 |
| Other operating expenses | 106,309 |
| **Total expenses** | 1,331,000 |
| **Net income (loss) before income tax provision** | 105,327 |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ 104,527 |

*The accompanying notes are an integral part of these financial statements.*

**Pflueger & Baerwald Inc.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended March 31, 2014**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at March 31, 2013** | $ 10,666 | $ 250,593 | $ 588,847 | $ 850,106 |
| Net income (loss) | - | - | 104,527 | 104,527 |
| **Balance at March 31, 2014** | $ 10,666 | $ 250,593 | $ 693,374 | $ 954,633 |

*The accompanying notes are an integral part of these financial statements.*

**Pflueger & Baerwald Inc.**
**Statement of Cash Flows**
**For the Year Ended March 31, 2014**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 104,527 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Cash and securities segregated under federal and other regulations | $ 1,500 | |
| Receivable from clearing organization | 3,065 | |
| Investments, at market value | (167,449) | |
| Prepaid expense | (12,637) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 28,616 | |
| Payable to clearing organization | (926) | |
| Error account | 33,431 | |
| Total adjustments | | (114,400) |
| **Net cash and cash equivalents provided by (used in) operating activities** | | (9,873) |
| **Net cash and cash equivalents provided by (used in) investing activities** | | - |
| **Net cash and cash equivalents provided by (used in) financing activities** | | - |
| **Net increase (decrease) in cash and cash equivalents** | | (9,873) |
| **Cash and cash equivalents at beginning of year** | | 17,046 |
| **Cash and cash equivalents at end of year** | | $ 7,173 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 800 | |

*The accompanying notes are an integral part of these financial statements.*

# Pflueger & Baerwald Inc.
# Notes to Financial Statements
# March 31, 2014

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Pflueger & Baerwald Inc. (the "Company") was incorporated in the State of California on April 11, 1973. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a securities broker-dealer that provides several classes of services, including retailing corporate equity securities, mutual funds, municipal securities and corporate debt securities.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivable from clearing organization represents cash held at a clearing organization and commissions earned on securities transactions. The receivable is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are fully depreciated as of March 31, 2014.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of March 31, 2014, the receivable from clearing organization was $426,388, was pursuant to these clearance agreements.

## Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at March 31, 2014 was $100,000.

## Note 4: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of corporate equities and debt. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At March 31, 2014, these securities are carried at their fair market value of $507,155. Accounting for the mark-to-market on proprietary accounts is included in the Statement of Income as net investment gains of $107,759, part of the total of $245,747.

## Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ - | $ - |
| State | 800 | - | 800 |
| Total income tax expense (benefit) | $ 800 | $ - | $ 800 |

**Note 5: INCOME TAXES (Continued)**

The income tax provision consists of the California Franchise Tax Board minimum tax of $800. The Company has available at March 31, 2014, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $16,228. The net operating loss begins to expire in the year 2033.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operated in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statue of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

**Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT**

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Pflueger & Baerwald Inc.
Notes to Financial Statements
March 31, 2014

## Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

| Assets | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Investments, at market value | $ 507,155 | $ 507,155 | $ - | $ - |
| **Total** | $ 507,155 | $ 507,155 | $ - | $ - |

| Liabilities | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Payable to clearing organization | $ 1,724 | $ 1,724 | $ - | $ - |
| **Total** | $ 1,724 | $ 1,724 | $ - | $ - |

## Note 7: PROFIT-SHARING PLAN

The Company has established a retirement and profit-sharing plan for full-time employees, which operates as a Safe Harbor 401(k) Plan. The 3% Safe Harbor 401(k) contribution is elected 30 days prior to the beginning of the fiscal year. Employees immediately vest at a rate of 100% on such contributions. The Company also elected to make a Profit Sharing Contribution at a base rate of 3% for all eligible employees. Employees vest at a rate of 20% per year after the first year, becoming fully vested after six years. Those employees wholly compensated by commissions do not become eligible for benefits until commissions earned during the year exceed $125,000. The Company made $26,353 in Safe Harbor 401(k) Plan contributions and $32,077 in Profit Sharing Plan contributions to the plan during the year ended March 31, 2014.

## Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 9: COMMITMENTS AND CONTINGENCIES

*Commitments*

During the year ended March 31, 2011, the Company entered into an agreement to extend its operating lease through October 31, 2015. The terms of the lease provide for monthly rent at $5,581 through October 31, 2013, or $66,972 annually with annual increases to reflect the increases in the lessor's direct operating expenses and property taxes. The annual rental expense for the year ended March 31, 2014 was $68,444.

At March 31, 2014, the minimum annual payments are as follows:

Year Ending March 31,

| | |
|---|---|
| 2015 | $ 71,969 |
| 2016 | 43,181 |
| 2017 & thereafter | - |
| | $ 115,150 |

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended March 31, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

## Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending March 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011). | After January 1, 2013 |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011) | After December 15, 2011 |
| 2013-02 | Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013) | After December 15, 2013 |
| 2013-11 | Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013). | After December 15, 2013 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 11: IDENTITY THEFT RED FLAG RULES

Effective November 2013, new SEC "Red Flag Rules" require all financial institutions and creditors (including broker-dealers) that hold certain covered accounts to develop and implement a written identity theft prevention program. The Company has a written policy in place to comply with the "Red Flag Rules" as of March 31, 2014.

## Note 12: RECENT REGULATORY DEVELOPMENTS

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

## Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). The Company has elected to use the alternative method permitted by the Rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would fall below 120 percent of the required minimum net capital amount. Net capital and aggregate debits change day to day, but on March 31, 2014, the Company had net capital of $832,285 which was $582,285 in excess of its required net capital of $250,000.

## Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $800 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 831,485 |
| Adjustments: | | |
| Non-allowable assets | $ 800 | |
| Total adjustments | | 800 |
| Net capital per audited statements | | $ 832,285 |

**Pflueger & Baerwald Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of March 31, 2014**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 10,666 | |
| Additional paid-in capital | 250,593 | |
| Retained earnings | 693,374 | |
| **Total stockholders' equity** | | $ 954,633 |
| Less: Non-allowable assets | | |
| Prepaid expense | (46,275) | |
| **Total non-allowable assets** | | (46,275) |
| **Net capital before haircuts** | | 908,358 |
| Less: Haircuts on securities | | |
| Haircut on marketable securities | (76,073) | |
| **Total haircuts on securities** | | (76,073) |
| **Net Capital** | | 832,285 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 2 percent of combined aggregate debit items | $ - | |
| Minimum dollar net capital required | $ 250,000 | |
| Net capital required (greater of above) | | (250,000) |
| **Excess net capital** | | $ 582,285 |
| Net capital in excess of 120 percent of minimum net capital requirement | | $ 582,285 |

There was a difference of $800 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2014 (See Note 14).

*See independent auditor's report*

**Pflueger & Baerwald Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to Rule 17a-5**

**For the Year Ended March 31, 2014**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pflueger & Baerwald Inc.:

In planning and performing our audit of the financial statements of Pflueger & Baerwald Inc. (the Company), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
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WE FOCUS & CARE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 12, 2014

**Pflueger & Baerwald Inc.**

**Report on the SIPC Annual Assessment**

**Pursuant to Rule 17a-5 (e) 4**

**For the Year Ended March 31, 2014**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pflueger & Baerwald Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Pflueger & Baerwald Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Pflueger & Baerwald Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pflueger & Baerwald Inc.'s management is responsible for the Pflueger & Baerwald Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Pflueger & Baerwald Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 12, 2014

**Pflueger & Baerwald Inc.**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended March 31, 2014**

| | | Amount |
|---|---|---|
| Total assessment | $ | 2,939 |
| SIPC-6 general assessment<br>Payment made on October 8, 2013 | | (1,317) |
| SIPC-7 general assessment<br>Payment made on April 15, 2014 | | (1,622) |
| Total assessment balance<br>(overpayment carried forward) | $ | - |